UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM U-1
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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PNM RESOURCES, INC.
PNMR SERVICES COMPANY
PUBLIC SERVICE COMPANY OF NEW MEXICO
ALVARADO SQUARE (MS-2818)
ALBUQUERQUE, NEW MEXICO 87158

(Names of companies filing this statement and address of principal executive offices)

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PNM RESOURCES, INC.

(Name of top registered holding company parent of each Applicant or Declarant)
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PNMR SERVICES COMPANY
Alvarado Square (MS-2818)
Albuquerque, New Mexico 87158
 (Name and address of agent for service)
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The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

John R. Loyack
Senior Vice President and Chief Financial Officer
PNM Resources, Inc.
PNMR Services Company
Public Service Company of New Mexico
Alvarado Square (MS-2818)
Albuquerque, New Mexico 87158
(505) 241-4691
(505) 241-2368 (facsimile)

Robert P. Edwards Jr.
Amie V. Colby
Troutman Sanders LLP
600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308-2216
(404) 885-3134
(404) 962-6550 (facsimile)
robert.edwards@troutmansanders.com
amie.colby@troutmansanders.com

Item I: Description of Transaction

A.  Request

            This Application/Declaration is filed with the Securities and Exchange Commission (the "Commission") pursuant to Sections 12 and 13 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Commission Rules 82 and 88.[1]  This Application/Declaration seeks authorization for the continued operation of a wholly owned subsidiary service company, PNMR Services Company ("Services"), to provide services at cost in accordance with the Commission's regulations to its holding company parent, PNM Resources, Inc. ("PNM Resources") and to PNM Resources' other active subsidiaries, Public Service Company of New Mexico ("PNM") and Avistar, Inc., and such other client companies as the Commission may authorize ("Client Companies").  The Application/Declaration seeks authority for Services to provide services in accordance with Section 13 of the Act and Rules 88, 90 and 91.  To the extent such authorization is required, PNM Resources requests authority to lease or sublease and provide access to certain existing facilities at cost to Services in light of Services succeeding to the service responsibilities previously undertaken by PNM Resources utilizing those facilities at those locations.  To the extent authority is required pursuant to Sections 9, 10, and 11 of the Act, PNM Resources requests authority to continue its existing practice of leasing insubstantial excess space in its existing office properties to non-affiliates.  Applicants further request that the Commission authorize reporting pursuant to Rule 93 that is consistent with the form of accounts required by rate regulatory agencies, including Federal Power Act Form 1, to the extent there is a conflict between such accounts and those prescribed pursuant to 17 CFR part 256.  PNM requests authority to provide services to its affiliates to the extent authorized by state law and state and federal rate regulatory agencies.  Such services will be rendered at cost in compliance with Rules 90 and 91 except in exceptional and unusual cases and in compliance with directives of state and federal rate regulatory agencies when the market value exceeds cost.  Applicants request that the Commission reserve jurisdiction over services other than at cost.

B.  Description of Applicants

            Applicant PNM Resources is a holding company that has recently registered under the Act.[2]  PNM Resources does not own any significant assets other than the stock of its subsidiaries, but does own certain real property rights associated with office space and support facilities used during 2004 and in previous years to provide corporate services for itself and its active subsidiaries.  Pursuant to this Application/Declaration, the corporate services will now be undertaken by Services.

[1] Rule 88(b) provides for approval of a subsidiary service company based upon a declaration filed with the Commission on Form U-13-1. The Commission has in recent decisions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring a filing on Form U-13-1.  See Great Plains Energy Inc., HCAR No. 35-27662, 70-10064 (Mar. 31, 2003).  In this Application/Declaration, Applicants have submitted substantially the same application information as would have been submitted in a Form U-13-1. Moreover, proceeding on the basis of a Form U-1 application has provided the flexibility to present to the Commission the other issues pertinent to the formation and operation of Services.  Accordingly, it is submitted that it is appropriate to find that Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b) of the Act based upon this application on Form U-1, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.
[2] PNM Resources filed its registration under the Act on December 30, 2004. PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), further provided that PNM Resources would file an application to qualify its service company under Rule 88 within thirty days of registration.

          PNM Resources' primary and only material subsidiary is a public-utility company, PNM.[3]  PNM Resources' other active subsidiary is Avistar, Inc.[4]

         Since 2002, PNM Resources has performed corporate and administrative support services at cost for its subsidiaries pursuant to Administrative Service Agreements utilizing its own personnel located at office property owned or leased by PNM Resources.[5]  PNM Resources is exiting the business of providing services to its affiliates and Services is succeeding to those functions.  The services previously provided by PNM Resources[6] and which will be undertaken by Services. are of a type typically provided by subsidiary service companies authorized pursuant to Rule 88.[7]

        Applicant Services is a direct, wholly-owned New Mexico corporate subsidiary of PNM Resources.  Services has succeeded to the affiliate service responsibilities and service-related assets of PNM Resources.

[3] PNM, a New Mexico corporation, is a wholly-owned, public utility operating company subsidiary of PNM Resources.  PNM is engaged in the generation, transmission, distribution, sale, and marketing of electricity, and in the transmission, distribution, and sale of natural gas.  PNM provides retail electric service to customers located in a large area of north central New Mexico, including the City of Albuquerque and the City of Santa Fe., and sells electricity for resale in interstate commerce.  In addition, PNM's natural gas operations distribute natural gas to most of the major communities in New Mexico, including the City of Albuquerque and the City of Santa Fe. PNM owns substantial utility assets in the State of Arizona and engages in wholesale sales of electricity outside the State of New Mexico.  The Commission has determined that PNM Resources' "electric utility assets and operations constitute a primary integrated public utility system satisfying the requirements of section 2(a)(29)(A) of the Act.[and that] PNM Resources gas utility operations constitute an additional integrated utility system, satisfying the requirements of section 2(a)(29)(B), that is retainable under the standards of section 10 and 11 of the Act."  PNM Resources, Inc., HCAR 27934 (December 30, 2004), at 7.
[4] Avistar, Inc. ("Avistar"), a New Mexico corporation, is a wholly-owned subsidiary of PNM Resources formed in 1999 as a subsidiary of PNM.  Avistar engages in developing technologies for the energy industry and developing proprietary hardware and software that address operational and reliability issues.  In January 2002, PNM declared a dividend consisting of the common stock of Avistar to PNM Resources pursuant to an order from the New Mexico Public Regulation Commission ("NMPRC"). Avistar's activities fall within the scope of Commission Rule 58.  The Commission found Avistar to be retainable under the standards of the Act.  PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), at 7.
[5] PNM Resources, Inc., HCAR No.27934 (December 30, 2004), authorizes a transition period for PNM Resources to transfer its service functions to PNMR Services, Inc through June 30, 2005.
[6] The services provided are described by Appendix 1 to Exhibit B-1, and consist of services traditionally performed by authorized service companies and heretofore performed by PNM Resources.
[7] See, e.g. CenterPoint Energy, Inc., HCAR No. 27775 (December 13, 2003); Great Plains Energy Inc., HCAR No. 35-27662, 70-10064 (Mar. 31, 2003); Dominion Resources, Inc., HCAR No.27630 (December 30, 2002); CP&L Energy, Inc.  HCAR No. 27284 (November 27, 2000).

            Services has entered into an Administrative Services Agreement Between PNM Resources, Inc. and PNMR Services Company, appended to this Application as Exhibit B-1 ("Services Agreement").  Appendix 1 to the Services Agreement provides an itemization of services to be provided and Appendix 2 to the Services Agreement specifies the methods of allocating costs. Services requests authorization to provide services pursuant to Rules 90 and 91 to authorized Client Companies on terms substantially identical to the Services Agreement.

            PNM and Avistar have consented to the amendment and assignment from PNM Resources to Services of their previously existing service agreements so as to conform to the terms of the Services Agreement and enable PNM Resources to cease rendering affiliate services.  Services requests authority to continue providing these services.  The original service agreements and assignments to Services are attached hereto as Exhibits B-2, B-3, B-4 and B-5.

            Applicants have determined that the methods of allocating costs presented by Appendix 2 to the Services Agreement are consistent with those approved by the NMPRC in NMPRC Case No. 3137 on June 28, 2001.  Moreover, Services will not provide or charge for services where to do so would violate applicable state law.

           Services' capitalization consists of 1000 shares of common stock, no par value.  It is anticipated that Services will finance its business through working capital, equipment and assets contributed by PNM Resources and issuance of debt securities exempted under Rule 52(b) to associate companies or unaffiliated parties or otherwise authorized by the Act, Rules and Commission orders.  PNM Resources has contributed to Services certain physical property and contract rights as are necessary for Services to succeed to the services function previously performed by PNM Resources.  PNM Resources has contributed $5 million cash to Services.[8]  Those PNM Resources employees engaged in performing such services have been reassigned to the payroll of Services.  Services has entered into leases and subleases with PNM Resources with rates established at cost in order to allow Services to utilize the office space now being used for corporate support services at cost in order to provide substantially the same services as were previously provided by PNM Resources.

C.  Provision of Services to Affiliate Client Companies

            Services proposes to provide its Client Companies with administrative, management, and support services as described by Appendix 1 to Exhibit B-1.  Appendix 1 identifies categories of services and provides examples of such services.

            PNM Resources proposes to use the cost allocation methodologies identified in Appendix 2 to the Services Agreement attached hereto.  These are consistent with those previously approved by the NMPRC and those used by other subsidiary service companies approved by the Commission.[9]  The allocation of costs pursuant to a methodology rendered effective by the Commission, however, shall not preempt any rate regulatory agency from exercising its regulatory authority.

[8]  PNM Resources further intends to loan funds to Services at the effective cost of capital as authorized by Rule 52(b).
[9] See, e.g. CenterPoint Energy, Inc., HCAR No. 27775 (December 13, 2003); Great Plains Energy Inc., HCAR No. 35-27662, 70-10064 (Mar. 31, 2003); Dominion Resources, Inc., HCAR No.27630 (December 30, 2002);CP&L Energy, Inc.  HCAR No. 27284 (November 27, 2000).

            Under these cost allocations, the costs for services will be assigned to the companies that cause or benefit from those services.  All charges for service shall be distributed among Client Companies, to the extent possible, based on direct assignment.  Costs which cannot be directly charged will be allocated using an appropriate cost allocation methodology that will take into account the cost causation of the type of service to be allocated.  Charges for all services provided by Services to its Client Companies under the Service Agreements will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

            Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems.  Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies," established by the Commission for holding company systems utilizing, however, the chart of accounts specified in the Federal Energy Regulatory Commission's ("FERC") Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. § 101).  Services requests a waiver of Rule 93 to the extent required to comply with the chart of accounts required by FERC or other utility rate regulatory agencies.[10]

            No material change in the organization of Services, the type and character of the companies to be serviced, the methods of allocating cost to Client Companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulations or order thereunder, shall be made unless and until Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change.  If, upon the receipt of any such notice, the Commission shall notify Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.[11]

            To the extent authorization is required beyond that extended by Rule 87, and subject to other state and federal regulatory requirements, PNM requests authority to provide joint dispatch services to its affiliates in connection with PNM's generation resources and affiliate generation resources at cost or, should state or federal regulatory requirements require a price other than cost, at such price as complies with such requirements.  PNM further requests authority to provide incidental services to its affiliates, provided that the services are provided in accordance with applicable state and federal regulatory requirements, and are subject to the conditions of Rule 53.  PNM proposes that such services be rendered at cost[12] pursuant to Rules 91 and 90, except in unusual circumstances when compliance with state and federal regulatory requirements would require a price in excess of cost as determined in accordance with Rules 90 and 91.  Applicants request that the Commission reserve jurisdiction over any services to be priced other than in accordance with Rules 90 and 91 as Applicants anticipate that such would be special or unusual in nature and will supplement the record concerning such circumstances.

[10] See, e.g. CenterPoint Energy, Inc., HCAR No. 27775 (December 13, 2003); CP&L Energy, Inc.  HCAR No. 27284 (November 27, 2000).
[11] An equivalent condition was imposed in Energy East Corp., HCAR No. 27729 (September 30, 2003) at 2.
[12] Similar authority was extended by Energy East Corp., HCAR No. 27729 (Sept. 30, 2003) at 4.

Item II: Fees, Commissions and Expenses

            The fees, commissions and expenses incurred or to be incurred in connection with transactions proposed herein are anticipated not to exceed $ 25,000.00.

Item III: Applicable Statutory Provisions

            Section 13 of the Act and Rules 88, 90 and 91 are considered applicable to this Application/Declaration, which is filed within thirty days of the registration of PNM Resources as a holding company pursuant to Rule 82. To the extent further authority is required pursuant to Section 12 of the Act, Applicants request such authority.  As shown above, the types of services and cost allocation methodologies proposed by Applicants are typical of those approved under the Act, and involve those functions where economies of scale can be captured for the benefit of the public, consumers and investors through the use of a system service company.  The following discussion addresses the successorship issues presented by the Declaration/Application.

            PNM Resources is a recently registered holding company.  Prior to registering, PNM Resources qualified for an exemption from registration pursuant to section 3(a)(1) of the Act.  PNM Resources was formed as the parent of PNM, an electric and gas utility, pursuant to an order of the NMPRC dated June 28, 2001.[13]  Pursuant to the NMPRC Order, PNM Resources provided certain services at cost to its subsidiaries and acquired certain assets, including an office building, leasehold interests, fixtures, and office equipment in order to support performing corporate and support services for the subsidiaries of PNM Resources.  Following registration, PNM Resources became subject to Section 13 of the Act and Rule 82, which provides a temporary exemption from Section 13.  Under Section 13(a) of the Act, PNM Resources is prohibited from providing services to its affiliates unless the Commission authorizes such services as resulting from special or unusual circumstances.  Rule 82 provides a thirty day exemption from this prohibition.[14]  Section 13(b) of the Act requires Commission approval of subsidiary service companies and that they provide services at cost, fairly and equitably assigned.  Rule 82 also authorizes the operation of a subsidiary services company pending Commission approval, provided that the subsidiary service company otherwise complies with the Commission's rules, including the requirement that services be provided at cost, and files for approval within thirty days of registration of the holding company.

[13] NMPRC Docket No. 3137 ("NMPRC Order").
[14] PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), extended the transition period through June 30, 2005.

            Services is a previously inactive subsidiary of PNM Resources to which PNM Resources has contributed capital and which now performs services for its affiliated companies as a subsidiary service company pursuant to the Commission's rules.  Because it has not been feasible to transfer all of the assets previously used by PNM Resources in support of its service function to Services, PNM Resources proposes to sublease and lease those office space related assets at cost to Services and to make available, at cost, the benefits and services provided though certain agreements in place with other parties, to the extent such agreements cannot be assigned to Services.  These assets and contract rights were acquired in arms-length transactions in order to enable PNM Resources to carry out its then lawful service obligations, to which Services is a successor.  To the extent a lease or sublease or transfer of benefits from a contract at cost to Services requires approval under the Act, Applicants request such authority based upon their circumstances "involving special or unusual circumstances or not in the ordinary course of business" pursuant to Section 13(b) of the Act.  The Commission has previously approved equivalent transactions.[15]  The transitional context of PNM Resources exiting the affiliate services function and Services succeeding to that function is not in the "ordinary course of business."  These accommodations minimize the total cost that will be incurred by PNM Resources' system and assure continuity of the services actually being provided, and are therefore in accordance with the public interest as specified by Section 13(a).[16]

            To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those specified above, request for such authorization, exemption or approval is hereby made.

Item IV. Regulatory Approvals

            No further state or federal regulatory agency approval other than that of the Commission under the Act is required for the Application/Declaration to be effective and for the transactions described therein to be carried out.  The approval of this Application/Declaration shall not be deemed to preempt any state or federal rate regulatory authority in the exercise of its jurisdiction.

Item V. Procedure

            Applicants respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable.  The Applicants request that the Commission's order approving this Application/Declaration be issued as soon as the rules allow, and that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which the order is to become effective.

            The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

[15] See PEPCO, HCAR No. 35-27553, 70-9913 (July 24, 2002).  See also CenterPoint Energy, Inc., HCAR No. 27775 (December 13, 2003).
[16] PNM Resources has outstanding leases to non-affiliates leasing insubstantial excess space in the office building owned by PNM Resources, including vendors offering amenities to employees of PNM and Services and PNM Resources and its subsidiaries' principal independent legal counsel. To the extent authorization is required under Sections 9,10, and 11 of the Act, the continuation of this practice is reasonably incidental to the operations of the PNM system because it makes amenities and services more readily available to employees and efficiently manages what otherwise would be excess space. The vast majority of the office space is occupied by employees of PNM and Services.

Item VI. Exhibits and Financial Statements

A-1      (99.1)  Articles of Incorporation of Services
A-2      (99.2)  Bylaws of Services
B-1      (99.3)  Services Agreement
                          Appendix 1 - Itemization of Services
                          Appendix 2 - Cost Allocation Methodology
B-2      (99.4)  Assignment and Assumption of PNM Administrative Services Agreement
B-3      (99.5)  Assignment and Assumption of Avistar Administrative Services Agreement
B-4      (99.6)  Original PNM Administrative Services Agreement
B-5      (99.7)  Original Avistar Services Agreement
F-1      Opinion of Counsel (to be filed by amendment)

Item VII. Information as to Environmental Effects

            The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et. seq. Second, consummation of these transactions will not result in changes in the operations of PNM or its subsidiaries that would have any significant impact on the environment.  To the knowledge of the Applicants, no federal agency is preparing an environmental impact statement to this matter.

Signatures.

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereto duly authorized.

PNM Resources, Inc.,
PNMR Services Company
Public Service Company of New Mexico
Alvarado Square
Albuquerque, New Mexico 87158

 /s/ John R. Loyack
 Name: John R. Loyack
 Title:   Senior Vice President and Chief Financial Officer
 Date:   January 21, 2005